07024456

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tri-Vision International Ltd

*CURRENT ADDRESS 41 Pullman Court
Toronto, Ontario
M1X 1E4
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

FILE NO. 82- 4581 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/18/07

TRI-VISION INTERNATIONAL LTD./LTEE

ANNUAL INFORMATION FORM

June 29, 2006

TABLE OF CONTENTS

TRI-VISION INTERNATIONAL LTD./LTEE

ANNUAL INFORMATION FORM

The following documents are specifically incorporated by reference in this Annual Information Form:

1. The consolidated financial statements of Tri-Vision International Ltd./Ltée for the fiscal year ended March 31, 2006 and the auditors' report thereon (the "Consolidated Financial Statements") and management's discussion and analysis of financial condition and results of operations for the fiscal year ended March 31, 2006 ("Management's Discussion and Analysis"); and

2. The management information circular relating to the annual meeting of shareholders of Tri-Vision International Ltd./Ltée to be held on September 14, 2006 (the "Information Circular").

Item 1 – CORPORATE STRUCTURE

Incorporation of Tri-Vision International Ltd./Ltée

Tri-Vision International Ltd./Ltée (the "TVI") was incorporated under the *Business Corporations Act* (Ontario) on June 19, 1984 under the name Peter Island Resources Inc. By Articles of Amendment effective March 5, 1993, the then issued and outstanding common shares were consolidated on a one new for ten old basis, and the corporate name was changed to the current name. The share consolidation and name change was effected in conjunction with the acquisition of Tri-Vision Electronics Inc. ("TVE"), which acquisition was completed by way of a share for share exchange.

TVI's head and registered office address is 41 Pullman Court, Toronto, Ontario M1X 1E4.

Unless the context otherwise requires, in this Annual Information Form "TVI", "TVE" and "Think Broadband" refer to Tri-Vision International Ltd./Ltée, Tri-Vision Electronics Inc. and Think Broadband Solutions Inc. (formerly Broadband Multimedia Solutions Inc.) respectively, and the "Corporation" or "Tri-Vision" refers collectively to TVI, TVE and Think Broadband.

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership Percentage
Tri-Vision Electronics Inc.	Ontario	100%
Think Broadband Solutions Inc.	Ontario	100%

Item 2 - GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation has been engaged, through TVE, in the cable television ("CATV") industry since 1986. The Corporation's business initially was comprised of selling refurbished CATV products and providing equipment repair services to cable operators. While still engaged in these businesses, the Corporation has developed its own proprietary products and now offers a full line of proprietary and distributed products to the CATV industry.

In 1997 the Corporation acquired the worldwide rights to use the v-chip technology invented by Tim Collings, then a research engineer and instructor at the School of Engineering Science at Simon Fraser University, in connection with the design, development, manufacture and sale of specified audio/video products, including televisions, television converters and video cassette recorders, for a twenty year period expiring in 2016. The Corporation's patented V-gis™ v-chip technology allows parents to block the display of television programs they deem unsuitable for their children to view, based upon specified criteria selected by the parent.

To date, the Corporation has successfully licensed the V-gis™ v-chip technology to 50 television manufacturers for implementation into their products and is continuing to negotiate similar licensing arrangements with other electronics manufacturers. The Corporation has also developed a stand-alone set-top decoder product, the V-gis™ Parental TV Monitoring System, for use with television sets not already equipped with blocking technology.

Tri-Vision, with the assistance of outside consultants, conducted a detailed review of its existing CATV operations in 2005 with a view to maximizing sales of its CATV products and introducing new complementary products. As a result of this review, Tri-Vision, established a new subsidiary, Think Broadband Solutions Inc. ("Think Broadband") in August 2005, focused on the distribution of a full range of premium CATV products and the provision of value–added services for the cable, wireless and telecom industries in North America. This new division is presently supplying several leading cable companies with peripheral products and is manufacturing high quality coaxial jumper cables to meet market demand. Think Broadband is also providing full test and fulfillment services for these operators, and has undertaken the testing, cleaning and kitting of cable modems, EMTA and wireless broadband modems including, Docsis data modems and VOIP modems, on an ongoing basis.

Late in 2005, Think Broadband entered into a Distribution Agreement with Scientific Atlanta Inc. to sell and distribute its products in Canada including the complete line of Scientific-Atlanta cable head-end RF and optical transmission equipment. U.S.-based Scientific-Atlanta, Inc. is a leading supplier of digital video systems, transmission networks and digital interactive set-tops and subscriber systems. The Scientific-Atlanta agreement gives Tri-Vision the opportunity to stock equipment for immediate shipment to the Canadian cable and broadcasting industry. A Systems Integrator Agreement, signed at the same time, covers integration, installation and maintenance of all Scientific-Atlanta equipment offered by Tri-Vision.

In addition, in early 2006 Think Broadband signed an agreement with Samsung Telecommunications America L.P. to market Samsung fiber optic cable and fiber optic cable accessories in Canada and entered into an agreement with Andrew Corporation to offer Andrew Subscriber Access Cable products including, CATV coaxial cable and connectors, for sale in Canada.

The Corporation did not complete any significant acquisitions or dispositions during the fiscal year ended March 31, 2006 and management of the Corporation is not presently aware of any trend, commitment, event or uncertainty that is expected to have a material effect on the Corporations business, financial condition or results of operations.

Item 3 - DESCRIPTION OF THE BUSINESS

The Corporation is a technology Corporation primarily engaged in the supply of innovative products to the CATV, multimedia and consumer electronics industries internationally. The Corporation licences its V-gis™ v-chip technology to consumer electronics manufacturers and, through its own research and development programs, designs, develops and manufactures its own product lines and products for the OEM market. The Corporation has become a market leader in several CATV technologies and continues to commit significant resources to the research and development of new technologies.

Products

V-gis™ V-Chip Technology Licensing

The Corporation licences its V-gis™ v-chip technology to consumer electronics manufacturers. To date, the Corporation has entered into 50 such licensing arrangements with television manufacturers for the custom implementation of the technology into television sets and other products.

Addressable Pay TV and Pay Per View System

The addressable Pay TV and Pay Per View system developed by the Corporation is a unique and low cost solution for CATV operators. The system provides a high level of signal security to guard against loss of revenue resulting from signal piracy, for both wired and wireless CATV systems, private CATV installations and hotel/motel use. The system also has the unique capability of enabling cable companies to offer Pay Per View service without the need for a two-way interactive system.

As a complete turn-key solution, which includes all hardware and software to perform cable system control room (Head-end) video scrambling, transmission and reception functions, including addressable Pay TV converters and decoders for subscriber descrambling operation. The system is available in a number of languages in addition to English including, French, Spanish, Portuguese, Chinese, German, Hungarian and Polish, and the video scrambling and descrambling system covers all major TV standards including NTSC (North America), PAL-B/G (Western Europe and Asia), PAL-N (South America), PAL-D/K (Eastern Europe and China) and SECAM (France).

The hotel/motel version of the system also has the additional benefit of telecom network access through local area networks (LAN) and wide area networks (WAN) and permits the system operator to also provide local advertising, messaging, billing and other guest services through the system.

Multimedia and Entertainment Systems over Optical Fibre Network

The Corporation has developed an entertainment system based on the Corporation's addressable Pay TV and Pay Per View system technology. Developed for the North American market, the system utilizes optical fibre networks rather than coaxial cable to deliver viewing content on a dedicated basis to each end user. Optical fibre delivery of audio and video content provides the advantages of significantly reduced cabling requirements, thereby reducing the cost of installation, substantially improving picture quality and eliminating damage that could otherwise be caused to the network and control systems by power disruptions/surges.

Turn-key Cable Systems

The Corporation also offers a complete turn-key CATV system targeted for use by small CATV system operators and those in new emerging markets.

High Quality Coaxial Jumper Cables

The Corporation is manufacturing high quality coaxial jumper cables to provide customers with a more unique product which incorporates the new PCT locking connector distributed by Think Broadband. This product has received significant interest from major Canadian cable operators.

Cable TV Converters (STBs)

Set-top box converters with hand-held remote control devices continue to be produced under both the Corporation's own brand name and for OEM private labelled brands and are available in formats suited for both North American and overseas markets. The Corporation's latest 860 MHz converters are available with or without volume control capability and added features such as favourite channel recall and parental lock and may be used in conjunction with universal remote control devices. The Corporation is currently developing enhanced versions of its set-top box products.

Distribution of Third Party Products

To complement its own product line, the Corporation also distributes CATV products manufactured by other firms. These products include: CATV distribution equipment; line amplifiers; CATV cable; connectors; head-end equipment; power supplies and antennas. The Corporation's Think Broadband subsidiary is an authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung.

Segmented information relating to the Corporation's operations, sales of principal products, sales in major geographic segments and information regarding sales of the Corporation's products to its major customers may be found in Note 10 to the Consolidated Financial Statements.

Sales and Distribution

The Corporation's sales and distribution functions are carried out by the Corporation's own internal sales force from the Toronto head office.

Research and Development

The research and development activities carried out by the Corporation include research and development designed to expand and improve the products manufactured by the Corporation as well as research and development initiated by the Corporation□s customers who request the assistance of the Corporation in developing design and engineering solutions for their products.

Current activities are focused on both traditional products such as cable converters, hand-held remotes and addressable pay-tv and pay-per-view systems as well as new opportunities presented by the shift from analog to digital broadcast equipment and delivery systems and the convergence of traditional televisions and computers.

Net research and development expenses were relatively constant at $1,233,000 for the year ended March 31, 2006, as compared to $1,284,000 in 2005. During the current year the Company utilized the investment tax credits to the tune of $ 1,100,000 which were credited to the research and development cost.

Manufacturing

New product design and development is carried out by the Corporation at its facility in Toronto, Ontario. Large volume manufacturing is then contracted to overseas third party manufacturers in Korea and China. To maintain cost competitiveness, in-house manufacturing by the Corporation is limited to small scale production.

Quality control over production is controlled from the Corporation's Toronto facility. The Corporation acquires its raw materials from a variety of sources in North America and abroad. These raw materials tend to be widely available and competitively priced.

Customers

The Corporation's customers include many of the major North American and overseas CATV operators and television manufacturers. Other customers include brokers and other suppliers of CATV equipment and OEM clients.

Individual sales to the CATV operators vary widely from year to year based on the customer's then current needs, primarily related to the number of capital projects the relevant CATV operator has underway. In the year ended March 31, 2006, the Corporation's sixteen largest customers accounted for 70% of total sales, with the largest customer accounting for 17% of total sales.

Facilities

The Corporation operates from a 31,000 square foot owned facility located at 41 Pullman Court, Toronto, Ontario. Of the total space, 5,000 square feet is used for general administrative and research and development activities; 20,000 square feet is used for the warehousing of product inventories; and 6,000 square feet is used for the manufacturing and refurbishing of CATV equipment. The facility serves as a distribution hub for the majority of the Corporation's re-manufactured and distributed products.

Employees

As at March 31, 2006 and as at the date hereof, the Corporation employs 45 full-time staff. 6 employees work in the research and development, 8 employees work in marketing and sales, 1 in licensing, 5 in administration and management, 5 in production engineering and 20 are general workers involved in production, assembly, testing and parts changing.

Competition

The Corporation shares the market for CATV systems products with a number of large manufacturers offering full lines of CATV products. Management believes that the Corporation's technology, research and development expertise and competitive pricing enable it to compete effectively with its competitors in these markets.

The Corporation is not aware of any technology similar to the Corporation's V-gis™ v-chip technology in North America that is field-upgradeable to adapt to television rating systems changes.

Intangible Assets

Pursuant to a technology licence agreement dated June 10, 1997 among TVI, TVE, V-Chip Canada Enterprises Inc. and Canadian V-Chip Design Inc. (the "V-Chip Licence Agreement") the Corporation acquired an exclusive sub-licence in respect of the trade-mark, a sole sub-licence in respect of any patents and an exclusive licence with respect to other intellectual property rights relating to the V-gis™ v-chip technology to enable the Corporation to design, develop, manufacture, market, distribute and sell the V-gis™ v-chip technology in specified audio/video products, including televisions, television converters and videocassette recorders, anywhere in the world for a twenty year term.

The consideration paid for the licence rights consisted of: (i) a cash payment of $200,000 ; (ii) the issuance of a $1,900,000 promissory note, which was subsequently paid; (iii) the issuance of 3,600,000 common shares of TVI; and (iv) the grant of a royalty in respect of each individual sale of a product containing the V-gis™ v-chip technology, the amount of which was to vary depending on the type of product sold. Under the V-Chip Licence Agreement certain minimum sales quotas were required to be achieved by the Corporation to maintain the rights granted thereunder.

During fiscal 2000, the V-Chip Licence Agreement was amended to provide for, among other things, the elimination of the sales quotas previously required to be achieved to maintain the rights to the technology and the elimination of certain royalty payments. In consideration for these amendments, TVI issued 3,400,000 common shares to V-Chip Canada Enterprises Ltd., a Corporation indirectly owned by Timothy Collings, a director of the Corporation, and Simon Fraser University.

The Corporation's rights are subject to early termination under certain circumstances, including non-payment of amounts owing and the bankruptcy or insolvency of TVE. The loss of such rights would have a material adverse effect on the operations and financial performance of the Corporation.

Intellectual Property

Timothy Collings has received patent protection for the V-gis™ v-chip technology in the United States (#5,828,402) which relates to the method and apparatus for selectively blocking audio and video signals with technology capable of adapting to multiple and changing television ratings systems. This patent is valid until June 19, 2016. During the 2001 fiscal year, patent protection of the V-gis™ v-chip technology was also received in Canada (#2,179,474) relating to methods and apparatus for selectively blocking video signals in Canada with what is commonly referred to as "V-Chip" technology.

In May 2006 Tri-Vision was issued Canadian patent (#2,342,045) entitled "UNIVERSAL MEDIA RATINGS SELECTOR", a method and apparatus for controlling the playing/viewing of media using an age-based selection process for ratings codes embedded in the media. The patent has also been filed in the United States and in Europe. This patent provides the kind of parental control flexibility expected in North America and needed in Europe where digital receivers can access programming from many countries in multiple languages. This patent will be particularly relevant in Internet Protocol Television (IPTV), in computer-based home entertainment hubs and in digital mobile multimedia. This patent deals particularly with a single easy-to-use age-based interface, that provides the kind of simplicity needed in an international environment.

Canadian V-Chip Design Inc. has also received registration in the United States in respect of the trade-mark "V-gis". Pursuant to the provisions of the V-Chip Licence Agreement, the Corporation has been granted a worldwide sub-licence of all patents and trade-marks issued in respect of the V-gis™ v-chip technology.

In addition, the Corporation has received trade-mark protection in Canada for the trade-mark "TRI-VISION".

Although steps have been taken to protect the rights to the V-gis™ v-chip technology, no assurance can be given that the V-gis™ v-chip technology does not infringe one or more patents or intellectual property rights held by third parties. In addition, there can be no assurances that any patents issued in respect of the V-gis™ v-chip technology will not be found to be invalid or unenforceable or that the scope of such patents may not be limited.

International Operations

The Corporation carries on a significant portion of its business outside of Canada. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, greater difficulty of administering business abroad and the need to comply with a wide variety of foreign laws. To date, the Corporation has not hedged its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the Corporation resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Corporation's manufacturing costs are denominated in U.S. dollars. The Corporation has also adopted a policy of converting at least 50% of all U.S. funds to Canadian funds upon receipt to further mitigate this currency risk.

Item 4 - DIVIDENDS

No dividends were declared or paid by the Corporation during the Corporation's three most recently completed financial years.

The board of directors of the Corporation currently does not anticipate paying any dividends but intends to retain any earnings to finance the growth and development of the business of the Corporation. The directors of the Corporation will review this policy from time to time in the context of the Corporation's earnings, financial condition and other relevant factors.

Item 5 - MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange ("TSX") under the symbol "TVL". The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended March 31, 2006.

Period	High (Cdn.$)	Low (Cdn.$)	Volume (# of Shares)
April 2005	1.35	1.16	1,022,100
May 2005	1.29	1.06	519,000
June 2005	1.19	1.00	561,800
July 2005	1.19	0.98	398,200
August 2005	1.15	1.00	740,600
September 2005	1.11	0.93	791,000
October 2005	1.08	0.85	396,800
November 2005	1.12	1.95	640,700
December 2005	1.19	1.05	465,900
January 2006	1.60	1.04	2,113,500
February 2006	2.09	1.51	2,819,600
March 2006	2.03	1.60	1,453,200

Item 6 - DIRECTORS AND OFFICERS

Directors are elected at each annual meeting and hold office until the next annual meeting or until their successors are elected or appointed. The names and municipalities of residence of the directors and officers of the Corporation, the positions and offices held by them in the Corporation, and their respective principal occupations are as follows:

Name and Municipality of Residence	**Position with Corporation**	**Period of Service as a Director**	**Principal Occupation for Last Five Years**
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer & Director	March , 1993	Same
Qamrul Hasan Siddiqi Markham, Ontario	Sr. Vice President, Engineering, Secretary & Director	March , 1993	Same
Khalid Usman Unionville, Ontario	Chief Financial Officer & Director	September, 1998	Same
Tim Collings Surrey, B.C.	Director	April, 1996	March/89 to present President and CEO, Canadian V-Chip Design Inc. (technology consulting and design Corporation) Apr./95 to May/02 Instructor, Technical University of British Columbia
Toshinori Ikebe Toronto, Ontario	Director	July/99 to April/01[(2)] and since Sept. 2001	April/01 to present President of Tri-Vision Electronics Inc. April/99 to April/01 Executive Officer and Senior General Manager of Nichimen Corporation of Japan (diversified trading corporation)

Bruce J. Daley Mississauga, Ontario	Director	April, 1996	Jan./95 to present Partner, Daley Byers (a law firm)
Frank Scarpitti [(1)] Markham, Ontario	Director	September, 2005	Deputy Mayor, Town of Markham
Bob Leshchyshen [(1)] Toronto, Ontario	Director	September , 2005	Aug./05 to present Special Situations Analyst, Independent Equity Research Corp. (an independent equity research firm) Nov./99 to July/05 Special Situations Analyst, Northern Securities Inc. (a securities dealer)
Terry A. Canning [(1)] Oakville, Ontario	Director	September, 2004	2000 to present Vice President and General Manager, Rogers Internet Services & Vice President Strategic Planning, Rogers Communications Inc. (a telecommunications company)

(1) Member of the Audit Committee. The Corporation does not have an Executive Committee. For a description of all board committees and the members thereof reference is made to the Information Circular under the heading "Statement of Corporate Governance Practices".

(2) Served during this period as a representative of Nichimen Corporation of Japan.

As of June 22, 2005 the directors and senior officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over approximately 28.8% of the number of common shares of the Corporation outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any Corporation that, while that person was acting in such capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets,; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Corporation's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Corporation and any directors or officers of the Corporation, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Business Corporations Act* (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Item 7 - AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. A copy of the charter is attached hereto as Schedule "A".

The Audit Committee is comprised of three directors, all of whom are independent directors: Frank Scarpitti, Bob Leshchyshen and Terry Canning. In addition to being independent directors, all members of the Corporation's Audit Committee must meet an additional "independence" test under Multilateral Instrument 52-110, "Audit Committees" in that their directors' fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. Each member of the Audit Committee is also financially literate within the meaning of Multilateral Instrument 52-110.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Corporation's three current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Bob Leshchyshen – Mr. Leshchyshen holds B.A. and M.B.A. degrees and F.I.C.B. and C.F.A. designations and has over 25 years experience in the financial services industry. Mr. Leshchyshen has extensive experience in securities and financial statement analysis.

Terry Canning – Mr. Canning holds a Bachelor degree in Applied Science in Civil Engineering and has extensive senior management experience in strategic planning, marketing and technical and financial areas of the telecommunications industry. Mr. Canning has also completed post-graduate finance courses.

Frank Scarpitti – Mr. Scarpitti has gained considerable experience in the reading and analysis of financial information in his employment in municipal government, and in particular as Deputy Mayor and Budget Chief of the Town of Markham, on the numerous committees on which he has served and in his role as Vice Chair of Powerstream, the fourth largest local electricity distribution company in Ontario.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Corporation's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation's external auditors for the year ended March 31, 2006 were $120,000 (March 31, 2005 -$98,120). The audit fees relate to the audit of consolidated financial statements and other statutory and regulatory filings.

Audited-Related Fees

There were no audit-related fees billed by the Corporation's external auditors for the years ended March 31, 2006 and March 31, 2005.

Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation's external auditors for the year ended March 31, 2006 were $68,005 (March 31, 2005 -$4,718).

All Other Fees

There were no other fees billed by the Corporation's external auditors in the past two fiscal years.

Item 8 - DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Special Shares. As at June 21, 2006, 56,030,313 Common Shares and no Special Shares are issued and outstanding.

The following is a summary of the material provisions of the share capital of the Corporation:

Common Shares

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the board of directors of the Corporation out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares would be entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation's liabilities and after payment to the holders of Special Shares of the amount payable to them upon liquidation, dissolution or winding-up. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Special Shares

The Special Shares may be issued only for cash and may, if authorized by the board of directors of the Corporation, be accompanied by warrants to purchase Common Shares on the basis of one warrant for each Special Share. The Special Shares do not carry with them the right to receive any dividend. The Special Shares may not be redeemed by the Corporation for a period of five years from the date of issuance thereof, without the prior consent of the holders. After the expiry of such five year period, the Corporation may redeem the Special Shares for a price equal to the amount paid for such shares. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Special Shares would be entitled to receive from the assets and property of the Corporation a sum equivalent to the amount paid for the Special Shares, before any payments to the holders of the Common Shares. The holders of the Special Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Special Shares carry one vote per share. The number of Special Shares issuable by the Corporation at any time is limited such that at no time shall more than 500,000 Special Shares be issued and outstanding.

Item 9 - LEGAL PROCEEDINGS

Other than as disclosed in Note 20 of the Consolidated Financial Statements and the Management's Discussion and Analysis which are incorporated by reference herein, the Corporation is not a party to, nor is any of its property the subject of, any legal proceedings or any pending legal proceedings, or, to the Corporation's knowledge, contemplated legal proceedings, the outcome of which could have a material adverse effect on the Corporation.

Item 10 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in Note 14 to the Consolidated Financial Statements or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Item 11 - TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc., at its principal offices in Toronto, Ontario.

Item 12 - ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's Information Circular. Additional financial information is provided in the Corporation's financial statements and managements' discussion and analysis for the fiscal year ended March 31, 2006. Additional financial information relating to the Corporation may also be found atwww.sedar.com.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

TRI-VISION INTERNATIONAL LTD./LTÉE

1. Pursuant to the General By-law of Tri-Vision International Ltd./Ltée (the "Corporation"), a committee of the directors to be known as the "Audit Committee" (hereinafter referred to as the "Committee") is hereby established.

2. The Committee shall be composed of a minimum of three directors, and the Committee and its membership shall meet all applicable legal, securities regulatory and stock exchange requirements relating to composition and the qualifications of its members as may be in effect from time to time, including, without limitation, requirements relating to the independence and financial literacy of its members.

3. The members of the Committee shall be appointed or reappointed at the meeting of the Board of Directors (the "Board") immediately following each Annual Meeting of the Shareholders of the Corporation. Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

4. The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a Chairman from amongst their number. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present. The Chairman presiding at any meeting of the Committee shall have a casting vote in case of a deadlock. The Committee shall also appoint a Secretary who need not be a director.

5. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

   (a) a quorum for meetings shall be not less than 50% of the members of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

   (b) the Committee shall meet at least quarterly, at the discretion of the Chairman or a majority of its members, as circumstances dictate; and

   (c) notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive notice of a meeting; and attendance of a member at a meeting is a waiver of notice of a meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors. Notwithstanding the provisions of this paragraph, the Committee shall at all times have the right to determine who shall and shall not be present at any part of the meeting of the Committee.

6. The Committee shall:

(a) in connection with its advisory functions:

(i) review and recommend to the Board for approval, as applicable, the Corporation's annual report, annual information form, audited annual financial statements and related management discussion and analysis, all financial statements in prospectuses and other offering memoranda and all financial statements required by regulatory authorities;

(ii) review with management and report to the Board, on an annual basis, on the financing plans and objectives of the Corporation;

(iii) review the internal audit procedures of the Corporation and advise the Board on auditing practices and procedures;

(iv) meet and communicate directly with the external auditors and internal auditors and report to the Board on such meetings and communications;

(v) make recommendations to the Board with respect to the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders;

(vi) receive periodically, reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, including deductions and remittances under the *Income Tax Act* (Canada), the *Excise Tax Act* (Canada) and the E*mployment Insurance Act* (Canada), the nature and extent of non-compliance together with the reasons therefor, and the plan and timetable to correct deficiencies and report to the Board on the status of such matters;

(b) in connection with the exercise of its powers:

(i) be directly responsible for overseeing the work of the external auditors who shall be required by the Corporation to report directly to the Committee;

(ii) review and approve the interim reports of the Corporation and the financial statements and related management discussion and analysis contained therein and review and approve the press releases on quarterly and year end financial results;

(iii) review all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and the annual proxy circular;

(iv) review all foreign currency risks strategies presented by senior management and, in accordance with the authority delegated by the Board, approve those foreign currency risk strategies they consider appropriate;

(v) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

(vi) ensure that there are adequate procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements (other than those disclosures required by this charter to be reviewed and/or approved by the Committee), and periodically assess the adequacy of these procedures;

(vii) review the audit plans of the internal and external auditors of the Corporation including the degree of coordination in those plans and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed;

(viii) review the internal control procedures to ensure compliance with applicable law and avoidance of conflicts of interest including without limitation, a review of policies and practice concerning regular examination of officers' expenses and perquisites, including the use of the Corporation's assets, and enquire as to the results of these examinations;

(ix) review the duties and responsibilities of internal audit staff, including controls, procedures and accounting practices of the Corporation with both external and internal auditors;

(x) review management programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Corporation and, in particular, the Committee will review management's response to the internal control recommendations of the internal and external auditors;

(xi) review management plans regarding any changes in accounting practices or policies and the financial impact thereof and review any major areas of management judgment and estimates that have a significant effect upon the financial statements;

(xii) review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(xiii) review the minutes of any audit committee meetings of subsidiaries of the Corporation and any significant issues and auditor recommendations concerning such subsidiaries;

(xiv) pre-approve all non-audit related services to be provided by the external auditors and the fees related thereto (which pre-approval function may be delegated to one or more independent members provided that such pre-approved services are presented at the next meeting of the Committee) and assess the impact of such non-audit related services on the independence of the external auditors;

(xv) review the basis and amount of the external auditors' fees in light of the number and nature of reports issued by the auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support provided by the Corporation to the external auditors and review all other non-audit fees of the auditors or other accounting firms;

(xvi) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c) have the authority to:

(i) engage independent counsel and other advisors, consultants or experts as it determines necessary to carry out its duties at the expense of the Corporation and to set and pay the compensation for advisors employed by the audit committee;

(ii) communicate directly with the internal and external auditors; and

(iii) conduct any investigation appropriate to its responsibilities, and to request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

TRI-VISION INTERNATIONAL LTD./LTEE

MARCH 31, 2006

CONTENTS

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée:

We have audited the consolidated balance sheets of **Tri-Vision International Ltd./Ltée** as at March 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
June 14, 2006.

Ernst & Young LLP
CHARTERED ACCOUNTANTS

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31

ASSETS	NOTES	2006 $	2005 $
CURRENT			
Cash and cash equivalents		483,900	1,218,147
Interest bearing deposits		3,350,000	4,000,000
Accounts receivable	14, 19	1,950,541	2,037,634
Inventories	4	951,250	1,069,520
Prepaid expenses		112,377	99,821
Income taxes recoverable		61,918	217,309
		6,909,986	8,642,431
Restricted term deposits	3	2,296,983	2,021,086
Deferred development costs	5	1,235,807	2,018,604
Capital assets, net	6	2,308,249	2,250,151
V-Chip license and patents, net	7	8,369,337	9,298,991
		21,120,362	24,231,263

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		669,339	591,630
Customers' deposits		40,523	201,708
Government grants payable - current portion	12	120,000	162,600
Mortgage payable - current portion	13	134,580	124,722
		964,442	1,080,660
Government grants payable	12	187,688	230,511
Mortgage payable	13	599,244	984,818
		786,932	1,215,329
Contingencies and commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	538,043	254,460
Deficit		(15,628,791)	(12,778,922)
		19,368,988	21,935,274
		21,120,362	24,231,263

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

N.H [signature] Director

[signature] Director

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
Revenue	10	6,791,094	7,845,214
Cost of sales	6, 7, 17	4,867,001	4,985,786
Gross profit		1,924,093	2,859,428
Selling, general and administrative expense	6, 9,14	3,495,759	2,438,002
Research and development expense	6, 11	90,895	1,283,740
		3,586,654	3,721,742
Loss before interest, foreign exchange loss and income taxes		(1,662,561)	(862,314)
Interest income		188,589	160,292
Interest expense	13	(53,444)	(59,707)
Foreign exchange loss		(68,927)	(229,837)
Loss before income taxes		(1,596,343)	(991,566)
Provision for income taxes	15	1,253,526	223,766
Net loss for the year		(2,849,869)	(1,215,332)
Deficit, beginning of year		(12,778,922)	(11,563,590)
Deficit, end of year		(15,628,791)	(12,778,922)
Net loss per share - basic	18	(0.05)	(0.02)
Net loss per share - diluted	18	(0.05)	(0.02)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
OPERATING ACTIVITIES:			
Net loss for the year		(2,849,869)	(1,215,332)
Add charges (credits) to operations not involving cash			
Compensation expense for options granted to service providers		283,583	109,260
Amortization of capital assets		109,748	99,981
Amortization of deferred development costs		782,797	860,564
Amortization of V-Chip license and patents		929,654	929,654
Foreign exchange losses/(gains) on cash, cash equivalents and term deposits		37,968	(42,701)
		(706,119)	741,426
Changes in non-cash working capital balances related to operations			
Accounts receivable		87,093	539,916
Inventories		118,270	210,334
Prepaid expenses		(12,556)	(7,473)
Accounts payable and accrued liabilities		77,709	(404,110)
Income taxes (recoverable) payable		155,391	(151,859)
Customers' deposits		(161,185)	(66,709)
Cash (used in) provided by operating activities	16	(441,397)	861,525
INVESTING ACTIVITIES			
Interest bearing deposits		650,000	(4,000,000)
Restricted term deposits		(275,897)	(1,068,589)
Additions to capital assets		(167,846)	(101,695)
Cash provided by (used in) investing activities		206,257	(5,170,284)
FINANCING ACTIVITIES			
Repayment of mortgage payable		(375,716)	(121,380)
Common shares issued for cash and exercise of options	9	—	572,750
Government grants repaid		(85,423)	(101,889)
Cash (used in) provided by financing activities		(461,139)	349,481
Foreign exchange (losses)/gains on cash, cash equivalents and term deposits		(37,968)	42,701
Net decrease in cash and cash equivalents during the year		(734,247)	(3,916,577)
Cash and cash equivalents, beginning of year		1,218,147	5,134,724
Cash and cash equivalents, end of year		483,900	1,218,147

See notes to the consolidated financial statements

1. NATURE OF BUSINESS

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with the V-Chip technology to Canada and the United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent, and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc., Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.). All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or when title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, and net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; or
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to capital stock.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net loss for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of the Company's common shares outstanding during the period.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2,296,983 at March 31, 2006 (2005 - $2,021,086) mature at various dates ranging from May 8, 2006 to June 12, 2006. Although the restricted funds mature and the letter of credit expires within one year after March 31, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2006 and 2005, current liabilities include no amounts relating to such costs which may be paid using the restricted funds held by the Company. Accordingly, none of the restricted funds have been classified as current assets. The balance of restricted funds required to be held as collateral for the letter of credit of $2,296,983 (2005 - $2,021,086) is classified as non-current.

4. INVENTORIES

Inventories consist of the following:

	2006 $	2005 $
Raw materials (converters and equipment)	173,285	228,546
Raw materials (parts and supplies)	488,548	425,151
Finished goods (converters and transmitters)	140,074	213,857
Finished goods (cable equipment)	149,343	201,966
	951,250	1,069,520

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2006 $	2005 $
Balance, beginning of year	2,018,604	2,879,168
Less amortization for the year	(782,797)	(860,564)
Balance, end of year	1,235,807	2,018,604

The Company is continually assessing the viability of its projects under development. Included in amortization for fiscal 2006 is an amount of $438,709 (2005 - $318,797) for project costs written off as the projects are no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one ongoing project under development and this and other projects that have been successfully completed are being amortized based on the accounting policies of the Company.

The ongoing and completed projects are as follows:

	2006 $	2005 $
Ongoing project:		
Electronic power meter	—	134,729
Completed projects:		
V-Chip licensing	2,935,885	2,935,885
V-Chip development	785,834	785,834
R.F. technology	724,056	724,056
Idleaire project	491,203	491,203
Other	2,304,678	2,169,949
	7,241,656	7,106,927
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(6,005,849)	(5,223,052)
	1,235,807	2,018,604

6. CAPITAL ASSETS (notes 8, 13 and 14)

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value 2006 $	Cost $	Accumulated amortization $	Net book value 2005 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	96,914	994,103	1,091,017	55,493	1,035,524
Equipment	792,205	427,032	365,173	624,898	361,119	263,779
Furniture and fixtures	55,965	45,992	9,973	55,425	43,577	11,848
	2,878,187	569,938	2,308,249	2,710,340	460,189	2,250,151

The amortization of capital assets for fiscal 2006 is $109,748 (2005 - $99,981) of which $51,536 (2005 - $63,635) is included in cost of sales, $36,171 (2005 – $17,065) in selling, general and administrative expense and $22,041 (2005 - $18,741) in research and development expense on the consolidated statements of loss and deficit.

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost $	Accumulated amortization $	Net book value 2006 $	Cost $	Accumulated amortization $	Net book value 2005 $
V-Chip license	15,290,000	6,941,200	8,348,800	15,290,000	6,013,600	9,276,400
Patents	34,915	14,378	20,537	34,915	12,324	22,591
	15,324,915	6,955,578	8,369,337	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents of $929,654 (2005 - $929,654) is included in cost of sales on the consolidated statements of loss and deficit.

8. BANK FACILITIES

At March 31, 2006, the Company had available a bank overdraft facility of $2,000,000 (2005 - $2,000,000) of which up to U.S. $300,000 (2005 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.50% plus 0.5% per annum as at March 31, 2006 (2005 - 4.25% plus 0.5% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 7.75% as at March 31, 2006 (2005 - 5.50%) plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2006, the Company also had available a separate cash secured letter of credit facility of $2,500,000 (2005 - $2,500,000) in connection with the licensing arrangement described in note 17. At March 31, 2006, letters of credit amounting to U.S. $1,958,426 (2005 - U.S. $1,668,033) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of shares	$
Stated capital		
Common shares:		
Balance as at March 31, 2004	53,830,313	33,886,986
Exercise of options (b) (c)	2,200,000	572,750
Balance as at March 31, 2005 and 2006	56,030,313	34,459,736

(iii) Contributed surplus

	2006 $	2005 $
Balance as at March 31, 2005	254,460	145,200
Additions during the year - options (b) (c) and (d)	283,583	109,260
Balance as at March 31, 2006	538,043	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan"), as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from August 10, 2006 to February 15, 2008, with exercise prices ranging from $1.04 to $2.00. All options were vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted average exercise price $
Balance, March 31, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, March 31, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, March 31, 2006	1,068,065	1.80

The following table summarizes information about the common share stock options outstanding at March 31, 2006:

Exercise price $	Options outstanding	Weighted average remaining contractual life (in years)	Options exercisable
1.04	118,065	0.47	100,000
1.60	400,000	1.88	200,000
2.00	150,000	0.36	150,000
2.00	100,000	1.87	50,000
2.00	300,000	0.47	225,000
1.04 to 2.00	1,068,065	1.11	725,000

The weighted average exercise price of options exercisable at March 31, 2006 is $1.76.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2006:

Exercise price	Options	Weighted average exercise price $	Weighted average fair value $
Exceeds market price at grant date	250,000	2.00	0.36
At market price on grant date	400,000	1.60	0.54
	650,000	1.75	0.47

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 55.9%	69.4% to 75.3%
Expected time until exercise, in years	0.36 to 1.88	0.5 to 1.5

Compensation expense for stock options granted to directors (a), employees (c), and service providers (d) and (e) during the year amounted to $283,583 (2005 - $109,260), and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On February 15, 2006, the Company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $114,833 (2005 – nil).

(b) **Stock options to Century Communications:**

On September 18, 2003, the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share, with all options expiring on September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and the remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) **Stock options to employees:**

On September 18, 2003, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year after the date of grant. These options expired unexercised during fiscal 2006.

On February 10, 2006, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on February 10, 2008. These options shall vest as to one half immediately and one half on February 11, 2007. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $34,125 (2005 – $5,250).

(d) **Stock options to consultants:**

On October 2, 2003, the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share, expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2006 and, based on the agreement, 181,935 of such options have expired as at September 15, 2004. None of these options were exercised until March 31, 2006.

On September 15, 2004, the Company granted Accumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share, expiring on September 15, 2006. The options shall vest as to 1/8th on completion of each quarter from the date of the grant. 225,000 of these options were vested by March 31, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $91,125 (2005 – $104,010).

(e) **Stock options to Cavalcanti Hume Funfer Inc.:**

On February 10, 2006, the Company granted Cavalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $43,500 (2005 – nil).

10. SEGMENTED INFORMATION

The Company designs, develops, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. It is also involved in offering V-Chip license to TV manufacturers who are shipping television sets which include V-Chip technology to Canada and the United States of America. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2006 $	2005 $
V-Chip licensing and decoder	2,525,719	2,305,430
Converters and transmitters	757,159	458,695
Idleaire equipment	-	1,320,158
Cable equipment	3,306,411	3,508,634
Other	201,805	252,297
	6,791,094	7,845,214

A summary of revenue segmented by the customers' country or region of residence is as follows:

	2006 $	2005 $
Canada	2,519,529	1,539,243
United States	2,389,210	3,123,047
Japan	800,974	1,594,864
South Korea and Taiwan	413,699	36,574
West Indies	46,425	667,988
Middle East	113,334	-
Thailand	-	455,146
Others	507,923	428,352
	6,791,094	7,845,214

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada. In fiscal 2006, there were three (2005 - two) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2006 totaled approximately $900,000, $800,000 and $700,000 (2005 - $1,600,000 and $1,300,000), respectively.

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	2006 $	2005 $
Research and development costs incurred during the year	450,642	423,176
Investment tax credit utilized	(1,142,544)	-
Amortization of deferred development costs (note 5)	782,797	860,564
Net research and development expense	90,985	1,283,740

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments of which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next fiscal year are based on estimated projected sales for fiscal 2007, which have been estimated as $120,000 and have been reflected on the consolidated balance sheets as current liabilities. The grants are unsecured and interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2006 $	2005 $
Mortgage payable on land and building (note 6), bearing variable interest at CIBC prime rate less 0.5%, due December 12, 2008, with repayments of $15,000 monthly including principal and interest	733,824	1,109,540
Less: current portion	(134,580)	(124,722)
	599,244	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

	$
2007	134,580
2008	143,950
2009	153,974
2010	164,694
2011	136,626
	733,824

Mortgage interest expense recorded in the consolidated statements of loss and deficit is $53,444 (2005 - $59,707).

14. RELATED PARTY TRANSACTIONS

(a) During fiscal 2006, legal fees of nil (2005 - $15,900) reflected in selling, general and administrative expense were paid to a law firm, one of the partners of which is a director of the Company. These amounts are recorded at the exchange amount which is the amount agreed between the parties.

(b) During fiscal 1999, $140,000 was advanced to a director of the Company, of which $2,199 (2005 - $2,199) is outstanding and is included in accounts receivable. The advance is unsecured, non-interest bearing and due on demand.

(c) During fiscal 2006, the Company paid one of its directors $90,000 (2005 - $72,500) for technical consulting services. These amounts are included in selling, general and administrative expense and recorded at the exchange amount which is the amount agreed between the parties.

15. INCOME TAXES

The provision for income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2006 $	2005 $
Loss before income taxes	(1,596,343)	(991,566)
Statutory tax rate	36.12%	36.12%
Income tax recovery at statutory tax rate	(576,599)	(358,154)
Adjustments thereon for the effect of:		
Permanent differences	132,356	44,427
Unutilized foreign tax credits	-	223,180
Change in valuation allowance	2,017,921	314,313
Other	(320,152)	-
Provision for income taxes	1,253,526	223,766

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason for this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

The future income tax assets (liabilities) are represented by the following:

	2006 $	2005 $
Federal non-capital loss carryforwards	322,406	1,335,355
Ontario non-capital loss carryforwards	245,153	572,195
Federal investment tax credits ("ITCs")	—	828,057
Capital assets and V-Chip license and patents	7,560,795	2,256,725
Scientific research and experimental development	320,842	651,558
Corporate minimum tax credit balance	59,016	62,404
Non-deductible reserves, end of year	—	1,150,897
Gross future income tax assets	8,508,212	6,857,191
Less valuation allowance	(8,145,992)	(6,128,071)
Net future income tax assets	362,220	729,120
Deferred development costs	—	(729,120)
Net future liabilities on federal ITCs used in the year	(362,220)	—
Future income tax assets, net	—	—

As at March 31, 2006, the Company has federal non-capital loss carryforwards of approximately $1.5 million and provincial non-capital loss carryforwards of approximately $1.7 million. The loss carryforwards expire as follows:

	Federal $	Provincial $
2007	198,066	198,066
2008	379,261	379,261
2009	158,299	158,299
2010	289,878	289,878
2011	292,938	292,938
2012	138,453	408,510
2013	638	638
	1,457,533	1,727,590

At March 31, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following

	2006 $	**2005** $
Cash paid for interest expense	53,444	58,680
Cash received from interest income	197,472	87,636
Cash paid for income taxes	115,302	279,951

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty the Company has collected (from a certain specific TV manufacturer) from the licensing arrangement, which at March 31, 2006 amounts to $1,958,000 (2005 - $1,668,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement based on information available from and provided by the licensee.

The Company has outstanding a non-cancelable purchase order of U.S. $237,440.

18. NET LOSS PER COMMON SHARE

Net loss per common share consists of the following:

	2006 $	2005 $
Net loss for the year	(2,849,869)	(1,215,332)
Weighted average number of common shares outstanding during the year - basic	56,030,313	54,575,929
- diluted*	56,030,313	54,575,929
Net loss per share - basic and diluted	(0.05)	(0.02)

* Diluted weighted average number of common shares outstanding at March 31, 2006 is 56,049,472. For purposes of calculating the 2006 diluted loss per share, the basic weighted average number of common shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted term deposits, accounts receivable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest rate risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2006, accounts receivable from three customers accounted for 58.3% (2005 - three customers - 53.3%) of the balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY THE COMPANY

At March 31, 2006, the Company has filed several claims of patent infringement against certain parties, claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the consolidated financial statements.

21. COMPARATIVE FIGURES

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

Management Discussion and Analysis for the year ended March 31, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2006, including the notes thereto, presented elsewhere in this annual report.

Additional information relating to Tri-Vision International Ltd. /Ltée, including the Annual Information Form, can be found on **SEDAR at** **www.sedar.com**.

This Management's Discussion and Analysis is dated and has been prepared as of June 29, 2006.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-chip technology, through its wholly-owned subsidiary Tri-Vision Electronics Inc. and has established in 2005 its Think Broadband Solutions Inc. subsidiary to specifically handle the Company's service and distributorship business. All business is conducted in one business segement with two core areas, CATV products and V-chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value–added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. To date 22 licences have been granted for sales into the US and Tri-Vision is now concentrating its licensing efforts in this market which is at least 10 times the size of Canadian market.

During fiscal 2006, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements.
    - o (US Patent- Shenzhen KXD Multimedia Co., Ltd., Static IP Inc., Optoma Technology Inc., Coretronic Corporation, Jabil Circuit Inc., Akai Electric Co., Ltd., NEC Display Solutions Ltd., Guangdong Changhong Electronics Co., Ltd., Sichuan Changhong Electric Co. Ltd., Viewsonic Corporation, Chunghwa Picture Tubes Ltd. and Humax Co., Ltd.)

- o (Canadian Patent- Newlane Limited, Shenzhen KXD Multi-Media Co., Ltd., Static IP Inc., Xiamen Overseas Chinese Electronics Co., Ltd., Optoma Technology Inc., Konka Group Co., Ltd., Coretronic Corporation, Viewsonic Corporation, TTE Corporation, Syntex Group Corporation, NEC Display Solutions Ltd, Akai Electric Co., Ltd, Guangdong Changhong Electronics Co., Ltd, Sichuan Changhong Electric Co., Ltd, and Chunghwa Picture Tubes Ltd.)

Tri-Vision conducted a detailed review of the existing CATV operations in 2005, assisted by outside consultants with a view to maximizing sales of our CATV products and introducing new complementary products. As a result of this review, Tri-Vision, established a new subsidiary, Think Broadband Solutions Inc. ("Think Broadband") in August 2005., focused on the distribution of a full range of premium CATV products and the provision of value-added services for the cable, wireless and telecom industries in North America. This new division is presently supplying several leading cable companies with peripheral products and is manufacturing high quality coaxial jumper cables to meet market demand. Think Broadband is also providing full test and fulfillment services for these operators including, Docsis data modems and VOIP modems on an ongoing basis.

Late in 2005, Think Broadband entered into a Distribution Agreement with Scientific Atlanta Inc. to sell and distribute its products in Canada including the complete line of Scientific-Atlanta cable head-end RF and optical transmission equipment. U.S.-based Scientific-Atlanta, Inc. is a leading supplier of digital video systems, transmission networks and digital interactive set-tops and subscriber systems. The Scientific-Atlanta agreement gives Tri-Vision the opportunity to stock equipment for immediate shipment to the Canadian cable and broadcasting industry. A Systems Integrator Agreement, signed at the same time, covers integration, installation and maintenance of all Scientific-Atlanta equipment offered by Tri-Vision.

In addition, in 2006 Think Broadband signed an agreement with Samsung Telecommunications America L.P. to market Samsung fiber optic cable and fiber optic cable accessories in Canada and entered into an agreement with Andrew Corporation to offer Andrew Subscriber Access Cable products including, CATV coaxial cable and connectors, for sale in Canada.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

		2006	2005
Revenues		$6,791	$7,845
Gross profit		$1,924	$2,860
Gross profit %		28.33%	36,46%
EBITDA (see section on EBITDA below)		$91	$ 798
EBITDA %		1.89%	10.17 %
Net loss		($2,850)	($1,215)
Net loss %		(41.97%)	(15.49%)
Per share information			
EBITDA		$0.00	$ 0.015
Net loss for the year		($0.05)	($ 0.022)
Weighted average shares outstanding (in thousands)	- basic	56,030	54,576
	- diluted *	56,030	54,576

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the year ended March 31, 2006, compared to 2005

Revenue

Revenue for the year ended March 31, 2006, decreased by 13.4% to $6,791,000 compared to $7,845,000 reported in fiscal 2005. Royalty revenues improved 9.6% in fiscal 2006 as compared to fiscal 2005. Of the total revenues for 2006, $2,418,000 related to V-chip licensing, as compared to $2,206,000 in fiscal 2005. Management contends that licensing was being affected by the transition of television manufacturers from analog to digital production. Manufacturers are in the process of winding down analog television production and ramping up digital television (DTV) manufacturing. In this way, Tri-Vision royalties from DTV which are fixed per unit were affected. The US government has mandated that by February 2009 analog signals will no longer be available, therefore requiring all television products to be sold there to contain a digital tuner. Accordingly, we expect the Company's licensing activities to benefit as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to show positive results in the fourth quarter of the fiscal year, the traditionally strongest season for television sales

Revenues from our traditional CATV business were down by 22.4 % in fiscal 2006 as compared to fiscal 2005. We believe the main reason for this decline to be the shift in the marketplace from analog to digital cable systems. Tri-Vision has traditionally catered to the analog based systems while the market is now shifting to more digital-based products. In anticipation of and response to this shift, we have established and positioned our Think Broadband subsidiary to meet the market demand for digital-based products. In a very short period of time Think Broadband has made excellent progress, establishing a number of key distribution agreements, and we are confident that it will add significantly to the revenues in our CATV business going forward.

Gross profit margin

The Company's gross profit margin overall decreased to 28.33% for the year ended March 31, 2006, compared to 36.46% in 2005, due to lower overall sales, resulting in unabsorbed fixed overhead, and more competitive pricing of CATV products in the industry. The gross profit is arrived at as follows:

All dollar amounts are in Million of Dollars:

			2006	2005
	Sales	Cost of sales	Gross profit	Gross profit
CATV sales	4.4	4.0	0.4	1.6
Licensing Revenue	2.4	0.9	1.5	1.2
	6.8	4.9	1.9	2.8

The gross profit on our CATV business was substantially affected in fiscal 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also somewhat lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers pushed out all their existing analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3,496,000 for the year ended March 31, 2006, compared to $2,438,000 in 2005, representing an increase of 44%. The significant increase is attributable to: (i) the employment of two new senior executives at Think Broadband; (ii) increased legal costs related to the negotiation, drafting and signing of numerous new licensing agreements; (iii) the accrual of stock option cost; and (iv) higher technical & consulting services costs. Most of these costs are not expected to be recurring in nature.

Research and development costs

Net research and development expenses were relatively constant at $1,233,000 for the year ended March 31, 2006, as compared to $1,284,000 in 2005. During the current year the Company utilized the investment tax credits to the tune of $ 1,100,000 which were credited to the research and development cost.

Included in R&D expenses for fiscal 2006 is an amount of $439,000 (2005: $319,000) for deferred development costs of projects written-off as these projects were not expected to generate revenue in the near future.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The net effect of this policy for fiscal 2006 was a loss of $68,927.

Net loss

Net loss after taxes was $2,850,000 ($0.05 per share) for the year ended March 31, 2006, compared to a net loss of $1,215,000 ($0.02 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower CATV product sales; (ii) increased material costs; (iii) higher legal expenses associated with finalizing new licensing agreements; (iv) higher employee costs due to employment of two senior personnel with Think Broadband; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also resulted negatively on the net loss but showed an improvement over fiscal 2005. The foreign exchange loss as at March 31, 2006, was $69,000 compared to a loss of $230,000 in fiscal 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2006, was $91,000 ($0.00 per share) compared to an income of $798,000 ($0.015 per share) in 2005.

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Net loss per financial statements		(2,849,869)
Add Back:	Interest (net)	(135,145)
	Income tax	1,253,526
	Amortization of capital assets, deferred development costs and V-Chip license	1,822,199
EBITDA as calculated		90,711

Income taxes

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason behind this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in the loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

Working capital

Working capital ratios at March 31, 2006 and 2005 were 7.2:1 and 8.0:1, respectively. Working capital has decreased in the current year compared to the previous fiscal year due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $3,834,000 as at March 31, 2006, compared to $5,218,000 as at March 31, 2005. Cash used in operating activities for the year ended March 31, 2006, was $441,000 compared to cash generation of $862,000 in 2005.

Investing activities:

An amount of $650,000 was generated by cashing interest bearing deposits, whereas $276,000 was used to purchase restricted term deposits and $168,000 to acquire capital assets in the year ended March 31, 2006. While in fiscal 2005 $4,000,000 was used to purchase interest bearing deposits, $1,069,000 to purchase restricted term deposits and $102,000 used to acquire capital assets.

The Company generated a total of $206,000 from investing activities in the 2006 fiscal year as compared to a use of cash of $5,170,000 in fiscal 2005.

Financing activities:

During fiscal 2006, $376,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($121,000 in fiscal 2005), and $85,000 was used for repayment of Government grant ($102,000 in 2005). There were no common shares issued or options exercised during fiscal 2006 as compared to $573,000 in cash generated in 2005 from the exercise of stock options). The total net cash used in financing activities in fiscal 2006 was $461,000 compared to net cash generation of $349,000 in fiscal 2005.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2,000,000 from a Canadian chartered bank. These facilities were not utilized during the 2006 fiscal year. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in Note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in Note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2006.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defense. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, Management has not set up any possible revenue in the current financial statements as at March 31, 2006

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

.OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$1,958,000 collateralized by the same amount of restricted term deposits. The amount increased to US$2,274,000 subsequent to the receipt of the last payment on May 31, 2006. The contingent obligation is disclosed in Note 17 to the audited consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17 to the audited consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 2006, legal fees of $nil (2005: $16,000) were paid to a law firm, one of the partners of which is a director of the Company.

2. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,000 (2005: $2,000) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

3. During fiscal 2006, the Company paid one of its directors $90,000 (2005: $73,000) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-chip licensing In Canada, virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 1/3rd of digital televisions are currently sold under Tri-Vision license and Management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-chip by selling these rights to TV/HDTV manufacturers that import or produce products the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America the flexibility they deserve in dealing with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games each with ratings possibilities. The patent which has been issued in Canada has been filed in United States and in Europe. The patent is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistical support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in Management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Fiscal Year Ended March 31, 2006 (Unaudited)

	June 30	September 30	December 31	March 31
(In thousands of Cdn dollars, except per share data)	$	$	$	$

Total Revenue	2,078	2,088	1,235	1,390
Net income (loss)	(96)	14	(615)	(2,153)
Income (loss) per share:				
Basic	(0.002)	0.000	(0.011)	(0.038)
Diluted*	(0.002)	0.000	(0.011)	(0.038)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the Fiscal Year Ended March 31, 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,372	2,363	1,393	1,717
Net income (loss)	295	125	(654)	(981)
Income (loss) per share:				
Basic	0.005	0.002	(0.012)	(0.018)
Diluted*	0.005	0.002	(0.012)	(0.018)
Weighted average number of shares outstanding (000's)				
Basic	53,830	53,830	54,100	54,576
Diluted*	54,912	55,351	55,640	55,652

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

SELECTED ANNUAL FINANCIAL INFORMATION:

Year End Results
Year Ended March 31

	2006	2005	2004
In thousands of Cdn dollars:	$	$	$
Total revenues	6,791	7,845	11,271
Total assets	21,120	24,231	25,459
Total long-term financial liabilities	787	1,215	1,486
Net (loss)/ income	(2,850)	(1,215)	1,183
Net (loss)/ income per share-basic	(0.05)	(0.02)	0.02
Net (loss)/ income per share-diluted	(0.05)	(0.02)	0.02

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	**56,030,313**	**N/A**
Stock Options	**1,068,065**	**1,068,065**
Total (maximum number of common shares – fully diluted)		**57,098,378**

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **Najmul H. Siddiqui, Chief Executive Officer of Tri-Vision International Ltd.**, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Tri-Vision International Ltd.** (***the issuer***) for the period ending **March 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

N. H [signature]

Najmul H. Siddiqui
Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Khalid Usman, Chief Financial Officer of Tri-Vision International Ltd., certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Tri-Vision International Ltd.** (***the issuer***) for the period ending **March 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

Khalid Usman
Chief Financial Officer

`TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at June 30 2006 $	As at March 31 2006 $
CURRENT			
Cash and cash equivalents		1,842,426	483,900
Interest bearing deposits		1,850,000	3,350,000
Accounts receivables	14, 19	1,551,703	1,950,541
Inventories	4	1,228,101	951,250
Prepaid expenses		121,640	112,377
Taxes recoverable		27,562	61,918
		6,621,432	6,909,986
Restricted term deposits	3	2,623,700	2,296,983
Deferred development costs	5	1,192,307	1,235,807
Capital assets, net	6	2,282,914	2,308,249
V-Chip license and Patents, net	7	8,136,924	8,369,337
		20,857,277	21,120,362
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		622,654	669,339
Customers' deposits		176,588	40,523
Government grants payable – current portion	12	120,000	120,000
Mortgage payable – current portion	13	125,000	134,580
		1,044,242	964,442
Government grants payable	12	174,000	187,688
Mortgage payable	13	576,055	599,244
		1,794,297	1,751,374
Contingencies and commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus		596,168	538,043
Deficit		(15,992,924)	(15,628,791)
		19,062,980	19,368,988
		20,857,277	21,120,362

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended June 30 2006 $	For three months ended June 30 2005 $
Revenue	10	1,782,116	2,077,729
Cost of sales	7	(1,224,636)	(1,476,266)
Gross profit		557,480	601,463
Selling, general and administrative expenses		720,196	553,443
Research and development	11	135,763	185,554
		855,959	738,997
Loss before interest, foreign exchange and income taxes		298,479	137,534
Interest (income)		(44,252)	(39,364)
Mortgage Interest	13	10,057	9,145
Foreign exchange loss		39,157	56,460
Loss before income taxes		303,441	50,855
Provision for current income taxes	15	60,692	45,000
Net loss		364,133	95,855
Deficit, beginning of period		(15,628,791)	(12,778,922)
Deficit, end of the period		(15,992,924)	(12,874,777)
Net loss per share – basic	18	(0.006)	(0.002)
Net loss per share – diluted	18	(0.006)	(0.002)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended June 30 2006 $	For three months ended June 30 2005 $
OPERATING ACTIVITIES:			
Net loss		(364,132)	(95,855)
Add charges to operations not involving cash			
Compensation expense for			
Options granted to service providers		58,125	24,750
Amortization of capital assets		28,766	24,774
Amortization of deferred development costs		43,500	96,780
Amortization of V-Chip license and patent		232,413	232,413
		(1,328)	282,862
Changes in non-cash working capital balance related to operations			
Account receivable		398,838	614,984
Inventories		(276,851)	(5,896)
Prepaid expenses		(9,363)	13,345
Accounts payable and accrued liabilities		(46,586)	(269,390)
Taxes payable (recoverable)		34,356	178,819
Customers' deposits		136,065	(90,420)
Cash flow provided by operating activities		235,131	724,304
INVESTING ACTIVITIES			
Interest bearing deposits		1,500,000	2,000,000
Restricted term deposits		(326,717)	(379,344)
Additions to capital assets		(3,431)	(15,477)
Cash flow provided by (used in) investing activities		1,169,852	1,605,179
FINANCING ACTIVITIES			
Repayment of mortgage payable		(32,769)	(31,073)
Repayment of Government grant		(13,688)	-
Cash flow used in financing activities		(46,457)	(31,073)
Net increase in cash and cash equivalents during the period		1,358,526	2,298,410
Cash and cash equivalents beginning of period		483,900	1,218,147
Cash and cash equivalents end of period		1,842,426	3,516,557

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

First Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2,623,700 at June 30, 2006 mature at various dates ranging from August 7, 2006 to December 13, 2006. Although the restricted funds mature and the letter of credit expires, within one year after June 30, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17).

4. INVENTORIES:

Inventories consist of the following:	June 30 2006 $	March-31 2006 $
Raw materials (converters and equipment)	123,050	173,285
Raw materials (parts and supplies)	632,059	488,548
Finished goods (converters and transmitters)	128,982	140,074
Finished goods (cable equipment)	344,010	149,343
	1,228,101	951,250

5 DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	June-30 2006 $	March-31 20065 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 11)	(43,500)	(782,797)
Balance, end of period	1,192,307	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending June 30 2006, as a result of this review, the Company increased its amortization by nil (June 30, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	June-30 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
	7,241,658	7,241,658
Total costs capitalized	7,241,658	7,241,658
Less accumulated amortization	(6,049,351)	(6,005,851)
	1,192,307	1,235,807

6. CAPITAL ASSETS (Notes 13 and 14):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value June 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	106,855	984,162	1,091,017	96,914	994,103
Equipment	795,010	445,338	349,672	792,205	427,032	365,173
Furniture and fixtures	56,591	46,511	10,080	55,965	45,992	9,973
	2,881,618	598,704	2,282,914	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost $	Accumulated amortization $	Net book value June 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,173,100	8,116,900	15,290,000	6,941,200	8,348,800
Patents	34,915	14,891	20,024	34,915	14,378	20,537
	15,324,915	7,187,991	8,136,924	15,324,915	6,955,578	8,369,337

The amortization of the V-Chip license and patents in the amount of $232,413 (2005 - $232,413) is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES

At June 30, 2006, the Company had available a bank overdraft facility in the amount of $2,000,000 (2005 - $2,000,000) of which up to U.S. $300,000 (2005 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.75% plus 0.5% per annum as at June 30, 2006 (2005 – 4.25% plus 0.5% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate 8.00% plus 0.5% per annum as at June 30, 2005 (2005 – 6.75% plus 0.5% per annum). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At June30, 2006, the Company also had available a separate cash secured letter of credit facility in the amount of $2,500,000 (2005 - $2,500,000) in connection with the licensing arrangement described in note 17. At June 30, 2006, letters of credit amounting to U.S. $2,274,030 (2005 - U.S. $1,958,426) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at July 1, 2004,	53,830,313	33,886,986
Exercise of options (a)	2,200,000	572,750
Balance as at June 30, 2005 and 2006	56,030,313	34,459,736

(iii) Contributed surplus:

	June-30 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (b) (c)	58,125	283,583
Balance, end of period	596,168	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from September 18, 2005 to September 19, 2006, with exercise prices ranging from $1.04 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance June 30, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, June 30, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, June 30, 2006	1,068,065	1.80

The following table summarizes information about the common share stock options outstanding at June 30, 2006

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.04	118,065	0.26	100,000
1.60	400,000	1.63	200,000
2.00	150,000	0.11	150,000
2.00	100,000	1.62	50,000
2.00	300,000	0.21	275,000
1.04 to 2.00	1,068,065	0.87	775,000

The weighted average price of options exercisable at June 30, 2006 is $ 1.77

The following table summarizes information about the common share stock options granted during the period July 2005 to June 2006:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	250,000	2.00	0.36
At market price on rant date	400,000	1.60	0.54
	650,000	1.75	0.47

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30 2006	**March 31 2006**
Risk free interest rate	3.96%	3.96%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 55.9%	50.1% to 55.9%
Expected time until exercise, in years	0.11 to 1.63	0.36 to 1.88

Compensation for stock options granted to service providers (b) and (d) and an employee (c) during the period amounted to $58,125 (2005 - $24,750) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share expiring on December 21, 2004. All these options were exercised in the fiscal 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen month's anniversaries of the date of grant. These options were expiring on November 13, 2004. All these options were exercised in the fiscal 2005.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) Stock options to employees:

On September 18, 2003 the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. These options expired unexercised during fiscal 2006.

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. None of these options were exercised till June 30, 2006

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to $1/8^{th}$ immediately and another $1/8^{th}$ on completion of each quarter from the date of grant. 75,000 of these options were vested by December 31, 2004.None of these options were exercised till June 30, 20056

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended June 30	
	2006	2005
	$	$
V-Chip licensing and decoder	683,233	478,278
Converters and transmitters	50,079	180,588
Cable equipment	966,671	1,240,342
Other	82,133	178,521
	1,782,116	2,077,729

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended June 30	
	2006	2005
	$	$
Canada	750,273	974,404
United States	236,630	367,018
Japan	541,680	450,000
West Indies	2,966	27,607
Middle East	-	78,377
Others	250,567	180,323
	1,782,116	2,077,729

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

The Company derived more than 10% of its total revenue from two customers in quarter ended June 30, 2006 of approximately $350,,000 and $450,000 respectively (2005 - two customers of approximately $440,000 and $450,000, respectively)

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	For three months ended June 30	
	2006	2005
	$	$
Research and development costs incurred during the period	92,263	88,774
Amortization of deferred development costs (note 5)	43,500	96,780
Total research and development expense	135,763	185,554

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments for which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next year are based on estimated projected sales for fiscal 2006, which have been estimated as $187,533 and reflected as a current liability on the consolidated balance sheet. The grants are interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

	June 30 2006 $	March 31 2006 $
Mortgage payable on land and building (note 6), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	701,055	733,824
Less current portion	(125,000)	(134,580)
	576,055	599,244

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2007	125,000
2008	135,000
2009	144,000
2010	165,000
2011	132,055
	701,055

Mortgage interest expense recorded in the consolidated statements of income and deficit is $10,057 (2005 -$9,145).

14. RELATED PARTY TRANSACTIONS

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199(2005 - $2,199) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(b) During three months ended June 30, 2006 the Company paid one of its directors $22,500 (2005 – $22,500) for technical consulting services.

15. INCOME TAXES

As at June 30, 2005, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2007	198,066	198,066
2008	379,261	379,261
2009	158,299	158299
2010	289,878	289,878
2011	292,938	292,938
2012	138,453	408,510
2013	638	638
	1,457,533	1,727,590

At June 30, 2006 the Company also has undeducted scientific research and experimental development expenses of approximately $2.9 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June-30 2006 $	Three months ended June-30 2005 $
Cash paid for mortgage and other interest expense	10,057	9,145
Cash received from interest income	29,359	43,772
Cash paid for income taxes	76,754	89,376

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at June 30, 2006 amounts to US $2,274 (2005 – US$$1,958,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of U.S. $237,440.

18. NET (LOSS) INCOME PER COMMON SHARE:

	Three months June 2006 $	Three months June 2005 $
Net (Loss)/income for the quarter – basic and diluted	(364,132)	(95,855)
Weighted average number of common shares outstanding		
during the year -basic	56,030,313	56,030,313
-diluted	56,030,313	56,030,313
Net (loss) income per share – basic and diluted	(0.006)	0.002

19. FINANCIAL INSTRUMENTS

(i) Fair values

The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at June 30, 2006, accounts receivable from five significant customers accounted for 58.2% (2005 - three customers – 62.2%) of the accounts receivable year end balance.

(iii) Foreign currency

A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At June 30, 2006, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.

END